SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Weidai Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value of US$0.000002

(Title of Class of Securities)

G9T19C 105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9T19C 105

1	Name of Reporting Persons YAOH WDAI LTD

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,071,400

	6	Shared Voting Power 0

	7	Sole Dispositive Power 35,071,400

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,071,400

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 49.8% (1)

12	Type of Reporting Person (See Instructions) CO

(1) This percentage is calculated based on 70,447,177 ordinary shares, comprised of 35,375,777 Class A ordinary shares and 35,071,400 Class B ordinary shares, reported as outstanding by Weidai Ltd. (the “Issuer”) as of December 31, 2018. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to five votes per share, whereas each Class A ordinary share is entitled to one vote per share.

CUSIP No. G9T19C 105

1	Name of Reporting Persons YAOH WDAI HOLDING LTD.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,071,400

	6	Shared Voting Power 0

	7	Sole Dispositive Power 35,071,400

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,071,400

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 49.8% (1)

12	Type of Reporting Person (See Instructions) CO

(1) This percentage is calculated based on 70,447,177 ordinary shares, comprised of 35,375,777 Class A ordinary shares and 35,071,400 Class B ordinary shares, reported as outstanding by Weidai Ltd. (the “Issuer”) as of December 31, 2018. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to five votes per share, whereas each Class A ordinary share is entitled to one vote per share.

CUSIP No. G9T19C 105

1	Name of Reporting Persons Hong Yao

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization the People Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,071,400

	6	Shared Voting Power 0

	7	Sole Dispositive Power 35,071,400

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,071,400

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 49.8% (1)

12	Type of Reporting Person (See Instructions) IN

(1) This percentage is calculated based on 70,447,177 ordinary shares, comprised of 35,375,777 Class A ordinary shares and 35,071,400 Class B ordinary shares, reported as outstanding by Weidai Ltd. (the “Issuer”) as of December 31, 2018. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to five votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 1.

(a)	Name of Issuer: Weidai Ltd. (“Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 50/F, West Building, Fortune Finance Center, No. 33 Jiefang East Road, Jianggan District, Hangzhou, Zhejiang Province, The People’s Republic of China

Item 2.

(a)	Name of Person Filing:
This Schedule 13G is jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following persons (collectively, the “Reporting Persons”):

YAOH WDAI LTD
YAOH WDAI HOLDING LTD.
Hong Yao

YAOH WDAI LTD directly holds 35,071,400 Class B ordinary shares. YAOH WDAI LTD is wholly-owned by YAOH WDAI HOLDING LTD., which is a family trust. Hong Yao is the sole beneficiary of YAOH WDAI HOLDING LTD.
(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of YAOH WDAI LTD is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands

The address of the principal business office of YAOH WDAI HOLDING LTD. is Helvetia Court, South Esplanade, St. Peter Port, GY1 4EE, Guernsey.

The address of the principal business office of Hong Yao is 50/F, West Building, Fortune Finance Center, No. 33 Jiefang East Road, Jianggan District, Hangzhou, Zhejiang Province, The People’s Republic of China.
(c)	Citizenship:
YAOH WDAI LTD is an entity organized under the laws of the British Virgin Islands.

YAOH WDAI HOLDING LTD. is an entity organized under the laws of Guernsey.

Hong Yao is a citizen of the People Republic of China.
(d)	Title of Class of Securities: Class B ordinary shares, par value US$0.000002.
(e)	CUSIP Number: G9T19C 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned: See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Shares that are beneficially owned by each Reporting Person as of December 31, 2018.

	(b)	Percent of class: See Item 11of the cover pages to this Schedule 13G for the percentage of Shares that are beneficially owned by each Reporting Person as of December 31, 2018.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
(iv)

Shared power to dispose or to direct the disposition of

See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Shares that are beneficially owned by each Reporting Person as of December 31, 2018 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2019

YAOH WDAI LTD

By:	/s/ Hong Yao
	Name:	Hong Yao
	Title:	Authorized Signatory

YAOH WDAI HOLDING LTD.

By:	/s/ Hong Yao
	Name:	Hong Yao
	Title:	Authorized Signatory

Hong Yao

/s/ Hong Yao
Name:	Hong Yao

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated January 28, 2019, by and among YAOH WDAI LTD, YAOH WDAI HOLDING LTD. and Hong Yao.